BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) hereby announces to its shareholders and the general market that, in the extraordinary meeting of the Board of Directors held on May 10, 2018, the Members discussed about the position of the Global Chief Executive Officer of the Company and understood that, considering  the relevance of the matter, a previous assessment of the organizational and operational structure of the Company is required, in order to define the adequate profile of the candidate that will occupy such position.

In this sense, only after the referred assessment, the recruitment process will be initiated. For the time being, Mr. Lorival Nogueira Luz Jr. shall remain as interim Global Chief Executive Officer of the Company, as previously announced.

The Company will keep its shareholders and the general market duly informed as soon as there is a definition in connection with the present announcement.

São Paulo, May 11, 2018.

Lorival Nogueira Luz Jr.

Global Chief Executive Officer,

Chief Financial and Investor Relations Officer